JOE JOLLY & COMPANY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED AUGUST 31, 2017

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2016 (MM/DD/YY) AND ENDING 8/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOE JOLLY & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 No 20th St., Suite 2350
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Pilleteri, FinOP
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd., Suite 300 (Address) Birmingham (City) Alabama (State) 35243 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Joseph D. Jolly, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Joe Jolly & Company, Inc._____, as of _____August 31, 20 17_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____

Signature

President
_____
Title

Janice L. Clem
Notary Public

MY COMMISSION EXPIRES:
August 12, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOE JOLLY & COMPANY, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Statement of Operations   3

Statement of Stockholders' Equity   4

Statement of Changes in Liabilities Subordinated to Claims of General Creditors   5

Statement of Cash Flows   6

Notes to Financial Statements   7

Supplemental Information

Schedule 1—Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission   16

Schedule 2—Statement Relating to Certain Determinations Required Under Rule 15c3-3 of the Securities and Exchange Commission   18



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
Joe Jolly & Company, Inc.

We have audited the accompanying statement of financial condition of Joe Jolly & Company, Inc. (the Company) as of August 31, 2017, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joe Jolly & Company, Inc. as of August 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. general accepted accounting principles.

The supplementary information contained in schedules 1 and 2 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Joe Jolly & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of Joe Jolly & Company, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Birmingham, Alabama
October 30, 2017

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2017

ASSETS

Cash and cash equivalents	$	2,903,359
Receivables		
Muni syndicate profit		156,189
Employee advances		183,150
Interest		34,757
Note receivable—stockholder		1,193,514
Securities owned		3,479,600
Property and equipment, net		121,286
Cash surrender value of life insurance		133,741
Other assets		275,650
Total assets	$	8,481,246

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	2,866
Accrued commission expense		121,000
Accrued expenses and other liabilities		105,959
Deferred income taxes		17,325
Note payable		13,986
		261,136
Commitments and contingencies (Note 6)		
Stockholders' equity		
Common stock, $100 par value;		
250 shares authorized, 100 shares		
issued and outstanding		10,000
Retained earnings		8,210,110
		8,220,110
Total liabilities and stockholders' equity	$	8,481,246

See notes to financial statements

JOE JOLLY & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED AUGUST 31, 2017

Revenues		
Underwriting revenue	$	2,045,319
Interest and dividends		153,100
Net fair value adjustments for securities owned		(105,657)
Gain on sale of property and equipment		14,954
		2,107,716
Expenses		
Employee compensation and benefits		503,756
Commissions		1,033,911
Other operating expenses		530,456
Miscellaneous expenses		13,149
Interest expense		347
		2,081,619
Income before provision for income taxes		26,097
Provision for income taxes		13,842
Net income	$	39,939

JOE JOLLY & COMPANY, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED AUGUST 31, 2017

Common Stock		
Beginning of year	$	10,000
End of year		10,000
Retained Earnings		
Beginning of year		8,170,171
Net income		39,939
End of year		8,210,110
Total stockholders' equity	$	8,220,110

JOE JOLLY & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED AUGUST 31, 2017

Balance at September 1, 2016	$	-
Activity		-
Balance at August 31, 2017	$	-

JOE JOLLY & COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2017

Cash Flows From Operating Activities		
Net income	$	39,939
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		31,978
Deferred income taxes		(13,842)
Decrease in cash surrender value of life insurance		2,811
Gain on sale of property and equipment		(14,954)
(Increase) decrease in:		
Muni syndicate profit receivables		28,836
Employee advances receivables		(77,500)
Interest receivables		4,147
Securities owned		1,279,375
Increase (decrease) in:		
Accounts payable		(4,217)
Accrued commission expense		10,000
Accrued expenses and other liabilities		(493,472)
Net cash provided by operating activities		793,101
Cash Flows From Investing Activities		
Premium payments on life insurance		(3,870)
Transfer of funds to escrow account		(135,000)
Loan to stockholder		(203,514)
Purchases of property and equipment		(63,078)
Net cash used in investing activities		(405,462)
Cash Flows From Financing Activities		
Principal payments on note payable		(24,062)
Net cash used in financing activities		(24,062)
Net increase in cash		363,577
Cash and cash equivalents at beginning of year		2,539,782
Cash and cash equivalents at end of year	$	2,903,359
Supplemental disclosure of cash flow information:		
Cash payments for interest	$	347
Supplemental Schedule of Noncash Investing and Financing Activities:		
Trade-in value of vehicles	$	24,900

See notes to financial statements

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Joe Jolly & Company, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides underwriting and various other investment banking services. The Company's broker-dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker-dealer. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Revenue Recognition and Securities Owned

Securities transactions and related gains, losses, and expenses are recorded on a trade date basis by the Company. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded on the statement of financial condition. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 2017, there were cash equivalents of $ 201,126.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation is computed principally using the straight-line method designed to amortize costs over the following estimated useful lives:

	Useful Lives (in years)
Building	30
Furniture and fixtures	3 to 8
Automotive	5
Leasehold improvements	40

Property and equipment, net of accumulated depreciation, consist of the following as of August 31, 2017:

Building	$ 52,048
Furniture and fixtures	214,864
Automotive	160,070
Leasehold improvements	6,082
Accumulated depreciation	(311,778)
	$ 121,286

Depreciation expense amounted to $31,978 for the year ended August 31, 2017.

Restricted Cash

The Company is required to maintain $250,000 on deposit under the Clearing and Trading Agreement with the clearing broker, which is reported in other assets on the statement of financial condition at August 31, 2017.

Risks and Uncertainties

Marketable securities and other investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the Company's financial position.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are

recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of August 31, 2017. With few exceptions the Company is not subject to examination by federal and state tax authorities for years prior to fiscal year 2014.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. Advertising expense amounted to $1,932 for the year ended August 31, 2017.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through October 30, 2017, which represents the date the financial statements were issued.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. Among other things, this guidance requires lessees to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. This amendment will be effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect that the standard will have on the financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Additional guidance and clarification has been provided through the issuance of ASU 2016-12, ASU 2016-10, and ASU 2016-08. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

NOTE 2. UNINSURED CASH BALANCES

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended August 31, 2017, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. MUNI SYNDICATE PROFIT RECEIVABLES

Muni syndicate profit receivables (due from broker) represent amounts due for security transactions with a trade date on or before August 31, 2017. These receivables amounted to $156,189 as of August 31, 2017.

NOTE 4. SECURITIES OWNED

Dealer inventory and investment securities are carried at fair value and consist of the following as of August 31, 2017:

	Fair Value	Cost
Certificate of deposit	$ 125,785	$ 122,025
State and municipal bond obligations	3,353,815	3,210,165
	$ 3,479,600	$ 3,332,190

NOTE 5. FAIR VALUE MEASUREMENTS

Under the FASB's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

- Level 2 - Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

- Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation: also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended August 31, 2017, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Money market account: Valued at net contributions plus interest.

State and municipal bond obligations: Valued at the closing price of identical or similar municipal bonds reported on the active market in which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value as of August 31, 2017:

	Total	Level 1	Level 2	Level 3
Money market account	$ 201,126	$ -	$ 201,126	$ -
State and municipal bond obligations	3,353,815	-	3,353,815	-
Total assets at fair value	$ 3,554,941	$ -	$ 3,554,941	$ -

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels for the year ended August 31, 2017.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company leases various office facilities under operating leases expiring through November 2018. Aggregate minimum future lease commitments are as follows:

Year Ending August 31,

2018	$ 93,331

Rental expense for the year ended August 31, 2017 amounted to $102,010.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of August 31, 2017 related to these indemnification clauses.

As a result of extensive regulation of broker-dealers, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of sanctions. See Note 11 for additional information regarding regulatory capital requirements applicable to the Company.

NOTE 7. LINE OF CREDIT

On September 17, 2015, the Company entered into a revolving line of credit agreement with a financial institution for a maximum borrowing capacity of $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent. The Company renewed the revolving line of credit on August 3, 2017 for $10,000,000, with the balance subject to interest at the greater of prime rate or 3.5 percent (3.5 percent at August 31, 2017). The line of credit matures on November 3, 2017. During the year ended August 31, 2017, the Company did not utilize the line of credit and there was no related interest expense.

NOTE 8. NOTE PAYABLE

The Company's note payable represents a promissory note (Promissory Note) at the principal amount of $72,091, which accrues interest at .99 percent per annum, and is payable in thirty-six monthly payments of $2,034 beginning March 27, 2015. The Promissory Note was issued pursuant to the Company's purchase of an automobile on February 12, 2015.

Maturities of note payable are as follows for the year ending August 31:

2018	$	13,986

NOTE 9. RELATED PARTY TRANSACTIONS

During the year ended August 31, 2017, a stockholder purchased security issues from the Company for a total purchase price of $1,080,590. Such transactions were made in the ordinary course of business on substantially the same terms and conditions as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve any credit risk or present other unfavorable features.

The Company has a note receivable from a stockholder, secured by certain property owned by the respective stockholder, which states that the stockholder agrees to pay the Company a principal sum of $1,000,000 with interest on the unpaid balance. Accrued interest will be due and payable on August 31 of each year at a rate of 4.0 percent, with the entire principal and interest balance due and payable in full on August 31, 2017. On August 21, 2017, the Board of Directors voted to extend the maturity date to August 31, 2022 and change the interest rate to 3.0 percent. The balance of the note receivable as of August 31, 2017 is $990,000.

The Company also loaned a stockholder an additional $203,514 during the year ended August 31, 2017. The loan was repaid in October 2017.

In addition, the Company maintains a split-dollar life insurance agreement with a stockholder. Under the terms of this agreement, the Company maintains a $200,000 insurance policy on the stockholder's life. Upon death of the stockholder, the Company is entitled to recover the greater of cash value or premiums paid. The cash surrender value of life insurance as of August 31, 2017 is $133,741.

NOTE 10. INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of August 31, 2017:

Deferred tax assets:		
Impairment of investments in oil and gas wells	$	41,704
NOL carryover		8,145
Property and equipment		12,951
Total gross deferred tax assets		62,800
Deferred tax liabilities:		
Market value adjustment for securities owned— held for investment		34,853
Depreciation related to investments in oil and gas wells		45,272
Total gross deferred tax liabilities		80,125
Net deferred tax liability	$	17,325

The provision for income taxes is as follows for the year ended August 31, 2017:

Current:		
Federal	$	-
State		-
Deferred:		
Federal		11,493
State		2,349
Total provision for income taxes	$	13,842

The difference between the provision for income taxes and the amount computed by applying the maximum statutory rates to income, before the provision for income taxes, is principally the effect of tax brackets, tax-exempt income, state taxes, and non-deductible expenses.

The Company recognized no uncertain tax positions for the year ended August 31, 2017. In addition, the Company recognized no amounts of interest and paid no penalties for the year ended August 31, 2017. At August 31, 2017, the Company had a tax net operating loss carryforward expiring in 2036 of $21,272 for federal and state income tax purposes.

NOTE 11. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $100,000 or 6-2/3 percent of its "aggregate indebtedness." At August 31, 2017, the Company had net capital of $6,390,260 which was $6,290,260 in excess of the minimum of net capital required. The Company's net capital ratio was .04 to 1 at August 31, 2017. Adherence to the SEC's uniform net capital rule may effectively restrict distributions to stockholders.

NOTE 12. ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2017

Computation of net capital

Total stockholders' equity qualified for net capital	$	8,220,110
Deferred income tax liability		17,325
Total capital		8,237,435

Deduct non-allowable assets:

Petty cash	100
Muni syndicate profit receivables	156,189
Employee advances	183,150
Note receivable—stockholder	1,193,514
Property and equipment, net	121,286
Investments in oil and gas wells, not readily marketable	25,000
Other assets	650
Net capital before haircuts on securities positions	6,557,546

Haircuts on securities

State and municipal bond obligations, corporate bonds and money market account	167,286

Net capital	$	6,390,260

Computation of basic net capital requirement

Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	16,254
Minimum dollar net capital requirement		100,000
Net capital requirement		100,000
Excess net capital		6,290,260
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)	$	6,365,879

Computation of aggregate indebtedness

Total liabilities per statement of financial condition	$	261,136
Deduction of deferred tax liability		(17,325)
Total aggregate indebtedness	$	243,811

Ratio of aggregate indebtedness to net capital	.04 to 1

(continue)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2017
(continued)

Reconciliation with the Company's computation
Net Capital, as reported in Company's Part II (unaudited)

FOCUS report	$	6,294,548
Audit Adjustments (net):		
Adjustment to accounts payable		(1,651)
Adjustment to muni syndicate profit		26,811
Adjustment for deferred income taxes		69,493
Adjustment to cash surrender value of life insurance		1,059
Net capital per calculation above	$	6,390,260

STATEMENT RELATING TO CERTAIN DETERMINATIONS REQUIRED UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2017

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3·3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Joe Jolly & Company, Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by Rules 17a-3 and 17a-4.